-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES SHAREHOLDER APPROVALS FOR NETVISION-
BARAK-GLOBECALL MERGER

Tel Aviv, December 27, 2006 – Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its previous announcements, approval by the shareholders of the parties to the merger between NetVision Ltd. ("NetVision") and Barak I.T.C (1998) International Telecommunications Services Corp Ltd. and the merger between NetVision and GlobeCall Communications Ltd. have been obtained. The transactions are still subject to other closing conditions and there is no assurance that the transactions will be completed.

Elron’s holding in NetVision would be reduced from approximately 38% to approximately 19%. Elron is currently considering the impact of the transactions, if completed, on Elron's financial statements and estimates that if and when the transactions are completed, Elron will record a gain, net of any tax effect, estimated at this stage in the amount of approximately $10 million under US GAAP.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).